Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-162033
August 5, 2010

FWP
NOTICE

The Teucrium Commodity Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that the Teucrium Commodity Trust has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, a copy of the prospectus may be obtained at http://www.teucriumcornfund.com/pdfs/corn-prospectus/pdf or by calling toll-free (888) 219-8861.

On August 3, 2010, MutualFundWire.com published an article entitled “51 Weeks, Gray Hair and Seven Figures: An ETF Newbie’s Journey Through the Maze.”  A copy of the article is set forth below.

MutualFundWire.com is a publication of InvestmentWires, Inc.  MutualFundWire.com and InvestmentWires, Inc. are wholly unaffiliated with Teucrium Trading, LLC, the Teucrium Commodity Trust, and the Teucrium Corn Fund, and neither Teucrium Trading, LLC, the Teucrium Commodity Trust, nor the Teucrium Corn Fund has made any payment or given any consideration to MutualFundWires.com or InvestmentWires, Inc. in connection with article or any other matter published by MutualFundWires.com concerning Teucrium Trading, LLC, the Teucrium Commodity Trust, and the Teucrium Corn Fund.

In accordance with Rule 433(f)(2)(ii) under the Securities Act of 1933, the Teucrium Commodity Trust wishes to add the following clarification to the interview below:

In the interview at issue, MutualFundWire.com states, “The ETF comes with an expense ratio of 100 basis points.”  In fact, the management fee paid to the Teucrium Corn Fund’s Sponsor (as opposed to the total expense ratio of the Teucrium Corn Fund) is 1% of the Teucrium Corn Fund’s average daily net assets.  Additionally, the Fund pays other fees and expenses, such as brokerage charges, a creation basket fee, and various other expenses associated with its ongoing operations.

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Tuesday, August 03, 2010

51 Weeks, Gray Hair and Seven Figures: An ETF Newbie's Journey Through the Maze

For Sal Gilbertie, the road to the New York Stock Exchange took 51 weeks and a seven-figure amount.

"And my hair turned gray," quipped Gilbertie, co-founder of Teucrium Trading, a Brattleboro, Vermont-based firm which rolled out the Teucrium Corn Fund (CORN) on the NYSE Arca last month and is now preparing to launch five more ETFs.

The journey began last year when Gilbertie, who has clocked nearly three decades as a commodities and derivatives trader and most recently worked at Newedge USA, came up with the idea of rolling out a corn ETF.

"I was shocked that no one had a corn ETF," he said in an interview. On the other hand, Gilbertie noted that the "barriers to entry are significant."

Teucrium officials pitch the fund as the first domestic vehicle available to institutional and individual investors seeking pure exposure to corn without having to open a futures account. The ETF comes with an expense ratio of 100 basis points. Gilbertie sees the product as having broad appeal with asset allocators and RIAs.

Gilbertie, who played a key role in creating the OTC financial market for ethanol and ethanol swaps used today on the Chicago Board of Trade, started Teucrium with Dale Riker, president of Cambial Emerging Markets LLC.  Named after an herb, Teucrium Trading officially came into existence on July 28, 2009.

Teucrium hired law firm Sutherland Asbill & Brennan LLP and tapped Bank of New York Mellon to serve as custodian, transfer agent and administrator. For distribution services, it turned to ALPS Distributors and Foreside. (ALPS Distributors president Tom Carter and Foreside president Rich Berthy met for the first time when Teucrium Trading rang the opening bell at the New York Stock Exchange last month.)

Why two distributors? "Two is always better than one," Gilbertie said.

Teucrium also recently hired communications specialist WT Blase and Associates.

On September 11, 2009, the Teucrium Commodity Trust was organized and 10 days later, Teucrium filed an S-1 with the SEC to launch the Corn Fund.

In the ensuing months, Teucrium worked to overcome regulatory hurdles that come with putting a commodities product on a securities exchange.

The registration became effective on June 7 and two days later, the fund launched on the NYSE Arca.

On July 12, Teucrium officials and representatives from service providers trooped to the New York Stock Exchange for the bell ringing ceremony. Carl Miller, a founding shareholder and principal of Teucrium, did the honors.

Teucrium is now preparing to expand its product lineup. On June 17, it filed to launch five more ETFs: the Teucrium Sugar Fund, Soybean Fund, Wheat Fund, Natural Gas Fund and WTI Crude Oil Fund.